SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim Financial Statements (Unaudited)

Net Serviços de Comunicação S.A.

June 30, 2003 with Independent Accountants Review Report

Net Serviços de Comunicação S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

Contents

Page

Independent Accountants’ Review Report	1

Condensed consolidated balance sheets - June 30, 2003 (Unaudited) and December 31, 2002	3

Condensed consolidated statements of operations for the three and six-month periods ended June 30, 2003 and 2002 (Unaudited)	5

Condensed consolidated statements of cash flows for the six-month periods ended June 30, 2003 and 2002 (Unaudited)	6

Condensed consolidated statements of changes in stockholders’ equity for the six-month period ended June 30, 2003 and of comprehensive income (loss) for the six-month periods ended June 30, 2003 and 2002 (Unaudited)	7

Notes to condensed consolidated financial statements (Unaudited) – June 30, 2003	8

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2003 and the related condensed consolidated statements of operations for the three and six-month periods ended June 30, 2003 and 2002, the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2003 and 2002, the condensed consolidated statements of stockholders’ equity for the six-month period ended June 30, 2003 and the comprehensive income (loss) for the six-month periods ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2002, and the related consolidated statement of operations, cash flows and stockholders’ equity for the year then ended (not presented herein) and in our report dated March 25, 2003, except for Note 20 thereto as to which the date is May 6, 2003, which report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying condensed consolidated interim financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying interim financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
August 1, 2003

Net Serviços de Comunicação S.A.
Condensed Consolidated Balance Sheets ( Unaudited )
(Expressed in thousands of United States dollars, except share amounts )

	June 30, 2003	December 31, 2002

Assets
Current assets
Cash and cash equivalents	US$ 36,703	US$ 15,755
Trade accounts receivable, net of allowance for doubtful accounts
of $16,196 and $11,916 in 2003 and 2002, respectively	41,796	29,612
Recoverable income tax	3,609	2,389
Prepaid expenses	7,568	3,109
Other assets	1,560	1,685

Total current assets	91,236	52,550

Property and equipment, net	398,837	349,914
Investments and advances to equity investees	2,679	857
Goodwill on acquisition of consolidated subsidiaries, net	269,968	221,687
Judicial deposits	40,397	30,426
Deferred income taxes and recoverable tax	5,170	3,437
Other long-term assets	2,609	1,552

Total assets	US$ 810,896	US$ 660,423

	June 30, 2003	December 31, 2002

Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	US$ 23,144	US$ 25,785
Accounts payable to programmers	59,216	51,060
Income taxes payable	1,494	201
Sales taxes	12,707	13,586
Payroll and related charges	9,797	5,680
Short-term debt	348,056	323,748
Deferred subscription revenue	23,468	14,846
Interest payable	89,849	44,302
Other payables and accrued expenses	4,339	3,283

Total current liabilities	572,070	482,491
Long-term liabilities
Accounts payable to programmers	4,420	-
Due to related companies	2,258	2,111
Deferred sign-on, hook-up fee and programming benefit	26,344	19,980
Other taxes	2,403	3,725
Reserve for contingencies	152,756	112,148
Other payables and accrued expenses	3,719	3,718

Total long-term liabilities	191,900	141,682

Total liabilities	763,970	624,173

Stockholders’ equity
Preferred stock, no par value shares authorized, issued
and outstanding (2003 and 2002 - 1,198,784,187)	1,493,279	1,493,279
Common stock, no par value, issued and outstanding
(2003 and 2002 –828,371,343)	811,737	811,737
Additional paid-in capital	10,357	10,357
Accumulated deficit	(2,038,267)	(2,046,629)
Accumulated other comprehensive loss	(230,180)	(232,494)

Total stockholders’ equity	46,926	36,250

Total liabilities and stockholders’ equity	US$ 810,896	US$ 660,423

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Operations (Unaudited)
( Expressed in thousands of United States dollars, except per share and share amounts )

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Revenues
Subscriptions	US$ 110,752	US$ 121,521	US$ 201,420	US$ 247,834
Sign-on and hook-up fees	2,487	2,458	4,248	5,829
Telecommunication services	4,422	5,171	7,979	10,718
Pay-per-view	4,206	2,700	7,194	8,922
Other services	2,346	3,032	4,536	6,035

Total revenues	124,213	134,882	225,377	279,338
Taxes and other deductions from revenues	(24,068)	(23,192)	(42,644)	(47,518)

Net operating revenue	100,145	111,690	182,733	231,820

Programming and other direct operating costs	(55,565)	(65,130)	(102,662)	(131,038)
Selling, general and administrative expenses	(18,729)	(18,877)	(35,067)	(39,595)
Depreciation and amortization	(16,002)	(23,382)	(30,186)	(47,970)
Other	(1,608)	(505)	(1,371)	(2,650)

Operating costs and expenses	(91,904)	(107,894)	(169,286)	(221,253)

Operating income	8,241	3,796	13,447	10,567

Other income (expenses):
Monetary indexation, net	3,361	(12,946)	3,754	(14,756)
Gain (loss) on exchange rate, net	32,712	(67,346)	42,849	(66,294)
Interest expense	(16,957)	(16,912)	(32,026)	(36,078)
Financial expense, net	(6,048)	(21,389)	(18,959)	(32,786)
Interest income	128	1,182	2,269	2,306
Other	(529)	1,005	(848)	996

Total other income (expenses)	12,667	(116,406)	(2,961)	(146,612)

Income (loss) before equity in results of investees and minority interests	20,908	(112,610)	10,486	(136,045)

Equity gain (loss) of investees	326	170	(1,111)	381

Income (loss) before income taxes and cumulative effect of accounting changes	21,234	(112,440)	9,375	(135,664)

Income tax expense	(879)	(3,104)	(1,013)	(3,533)

Income (loss) before cumulative effect of accounting changes	20,355	(115,544)	8,362	(139,197)

Cumulative effect of accounting changes	-	-	-	(367,733)

Net income ( loss )	US$ 20,355	US$ (115,544)	US$ 8,362	US$ (506,930)

Basic and diluted net income (loss) per share before cumulative accounting change	US$ 0.01	US$ (0.41)	US$ 0.01	US$ (0.50)

Cumulative effect of accounting changes	US$ -	US$ -	US$ -	US$ (1.30)

Net income (loss) per share, basic and diluted	US$ 0.01	US$ (0.41)	US$ 0.01	US$ (1.80)

Weighted average number of common and preferred shares outstanding	2,027,155,530	281,125,286	2,027,155,530	281,125,286

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Operations (Unaudited)
(Expressed in thousands of United States dollars)

	Six-months ended June 30,

	2003	2002

Operating activities
Net income (loss) result for the period	US$ 8,362	US$ (506,930)
Adjustments to reconcile net income (loss) for the period to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	913	2,352
Amortization of deferred sign-on and hook-up fee revenues	(1,898)	(2,495)
Equity in loss (gain) of investees	1,111	(381)
Exchange losses, monetary indexation and interest , net	(6,177)	100,944
Depreciation and amortization	30,186	47,970
Deferred income tax	(307)	3,533
Cumulative effect of accounting change	-	367,733
Result on write-off and disposal of assets,net	412	(784)
Contingencies additions	9,190	-
Amortization of stock purchase plan compensation cost	-	594
(Increase) decrease in operating assets:
Trade accounts receivable	(4,823)	(7,645)
Income taxes recoverable	(606)	5,780
Prepaid expenses and other assets	(4,720)	(7,446)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers and programmers	(8,973)	2,526
Income taxes payable	1,121	-
Payroll and related charges	2,525	5,980
Sales Taxes, accruals and other payables and other	(5,880)	24,109

Net cash provided by operating activities	20,436	35,840

Investing activities

Advances to related companies, net of repayments	(1,741)	-
Acquisition of property and equipment	(5,425)	(23,168)
Proceeds from sale of equipment	2,951	3,820

Net cash used by investing activities	(4,215)	(19,348)

Financing activities
Short-term debt
Issuances	37	11,239
Repayments	(86)	(45,667)
Long-term debt
Issuances	-	-
Repayments	-	(33,148)
Related party loans
Issuances	16	59,027
Repayments	(6)	(129)

Net cash used by financing activities	(39)	(8,678)
Effect of exchange rate changes on cash and cash equivalents	4,766	(3,705)

Net increase in cash and cash equivalents	20,948	4,109
Cash and cash equivalents at beginning of the period	15,755	12,474

Cash and cash equivalents at end of the period	US$ 36,703	US$ 16,583

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 759	US$ 911
Cash paid for interest	US$ 173	US$ 30,857

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	Number of shares		Capital
	Preferred	Common	Preferred	Capital stock Common	Total	Additional paid-in capital	Accumulated deficit	Accumulated other Comprehensive Loss	Total

Changes in stockholders’ equity for the six- month period ended June 30,2003
At January 1, 2003	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 10,357	US$ (2,046,629)	US$ (232,494)	US$ 36,250
Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	2,314	2,314
Net income for the period	-	-	-	-	-	-	8,362	-	8,362

At June 30, 2003	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 10,357	US$ (2,038,267)	US$ (230,180)	US$ 46,926

Comprehensive income (loss) for the six-	Six-month periods ended June, 30
month periods ended June 30, 2003 and 2002	2003	2002

Net income (loss) for the period	US$ 8,362	US$ (506,930)
Cumulative Translation Adjustments	2,314	25,524

Total comprehensive income (loss)	US$ 10,676	US$ (481,406)

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements ( Unaudited )
(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations

Nature of Business

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities.

The strengthening of the Brazilian real against the US dollar of 18.7% during the six-month period ended June 30, 2003 had a positive effect on the Company’s financial position and results of operations due to its high level of US dollar denominated debt. The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$2,8720:US$1.00 at June 30, 2003 and R$3,5333:US$1.00 at December 31, 2002. At August 1, 2003 the exchange rate was R$3,0006:US$1.00.

As described in footnote 7, the Company substantially concluded the negotiation with its main content providers through its programming broker, Net Brasil S.A., de-denominating its programming costs into Brazilian reais from the US dollar and aligning such cost with its revenues.

The Company understands that achieving balance between its cash generation and its debt obligation is essential. Thus, negotiations with its financial creditors should be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent to its business plan in the medium term.

The Company's Management has been continuously working on clarifying the business plan to its creditors in order to make the Company’s debt repayment proposal feasible. During the week of March 17, 2003, the Company submitted a proposal to its creditors, along with the revised business plan. Management is continuing these negotiations during the third quarter and expects them to be completed before the end of 2003.

Company’s Management continues to focus on the ongoing debt-restructuring plan and the reduction of operating costs. Furthermore, the Company has developed tools to make selective investment decisions, aligning them with its operational cash flow generation.

Due to the failure to settle certain obligations, which could have their payment flows impacted by the completion of the ongoing debt restructuring process, and the disputes regarding the compliance with restrictive contractual covenants, the Company is subject to the possibility of a collection suit from creditors, either independently or jointly.

Currently, overdue credits corresponding to 6.5% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, or its ability to continue the negotiations with creditors.

2. Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the six-month period ended June 30, 2003 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2002.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3. Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”.

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2002.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the six-month period ended June, 2003 and 2002 amounted to US$ 6,581 and US$ 7,289, respectively.

4. Recent accounting pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Disposal Obligations”, which became effective for the Company beginning January 1, 2003.  SFAS No. 146 supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.  SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan.  The adoption of SFAS No. 146 had no significant impact on our consolidated financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)” (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in it interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness to Others”, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company’s financial statements are not impacted by the application of this Interpretation.

In November 2002, the EITF reached a consensus on EITF No 02-16, “Accounting for Consideration Received from a Vendor by a Customer”, which provides guidance as to how customers should account for cash consideration received from a vendor. EITF 02-16 presumes that cash received from a vendor represents a reduction of the prices of the vendor’s products or services, unless the cash received represents a payment for assets or services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor’s products. The provisions of EITF 02-16 will apply to all agreements entered into or modified after December 31, 2002. The provisions of EITF 02-16 did not have a material impact on the Company’s consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF No 00-21, “Revenue Arrangements with Multiple Deliverables”, which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that its current accounting is consistent with the provisions of EITF 00-21 and therefore does not expect that the application of the provisions of EITF 00-21 will have a material impact on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and had no impact on our consolidated financial position and accompanying footnotes.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51”, (FIN 46”). This interpretation of Accounting Research Bulletin No.51, “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities if certain criteria are met.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. The Company is still evaluating the impact of this interpretation on its financial statements. However, the Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations and financial position.

In April 2003, the FASB issued FASB statement No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities “ (“FAS 149”). FAS 149 amends and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 (“FAS 133”).

This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement will not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued FASB statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity “. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. This Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments outstanding before the issuance date of the statement and still existing at July 1,2003. Restatement is not permitted. The adoption of this statement will not have a material impact on the consolidated financial statements.

5. Goodwill on acquisition of consolidated subsidiaries, net

In January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinitive useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142 in 2002, the Company recorded a non-cash charge of US$367,733 to reduce the carrying value of Goodwill. Such charge was non operational in nature and was reflected as a cumulative effect of accounting change in the accompanying condensed consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The impairment was associated with the decline in Company’s stock price since the acquisitions of Net Sul and Vicom were made during 2000.

During the fourth quarter 2002, the Company performed its annual impairment review for goodwill and recorded an additional charge of US$2,773 related to Vicom, which was recorded as a component of operating income in the statement of operations. The charge reflects Vicom’s lower than expected performance mainly due to lack of Capex investments during 2002. The cable reporting units had no additional impairment charge even considering the higher discount rates applied, mainly to the positive effects of the cost reduction measures taken since the acquisitions on their future cash flows.

Other than a gain on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts.

6. Property and equipment, net

Property and equipment consisted of:

		June 30, 2003		December 31, 2002

	Cost	Accumulated depreciation	Net Book Value	Net Book Value

Cable network	US$ 817,193	US$ (517,355)	US$ 299,838	US$ 264,834
Data processing equipment	81,620	(49,030)	32,590	30,599
Buildings and improvements	10,330	(6,275)	4,055	3,502
Fixtures, fittings and installations	10,282	(5,289)	4,993	4,377
Vehicles	2,864	(1,935)	929	502
Other	64,889	(52,528)	12,361	7,588

	987,178	(632,412)	354,766	311,402
Cable construction materials	42,999	-	42,999	37,641
Land	1,072	-	1,072	871

Total property and equipment, net	US$ 1,031,249	US$ (632,412)	US$ 398,837	US$ 349,914

7. Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, stockholders and with companies related to stockholders.

The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações Ltda., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura, Canal Brazil and Sex Hot. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda), the related party competitor company that distributes video content through its DBS systems.

The renegotiations with the main content providers are substantially completed. According to the new terms of the executed programming agreements, the programming costs were de-denominated into Brazilian reais benefiting the six-month period ended June 30, 2003. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$2,800, which have been reclassified as deferred programming benefits to be amortized as a reduction of the future programming costs, over the new term of the agreements, ranging from 36 to 48 months, and/or to reduce marketing costs, depending on certain specific events.

As part of the renegotiation of the programming costs, it is agreed that the unpaid amounts due to Globosat, Canal Brazil and TV Globo , related to the year ended December 31, 2002 will be paid in 24 monthly installments, as from January 2004. These future payments are guaranteed by a promissory note in the amount equivalent to approximately US$ 5,900 as of June 30, 2003.

The broker commission amounts paid to Net Brasil during the six-month period ended June 30, 2003 was US$ 1,096 (June 30, 2002 – US$ 1,098 ). The amounts paid to Globosat for programming during the six-month period ended June 30, 2003 was US$ 15,880 (June 30, 2002 – US$ 6,974).

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the six-month period ended June 30, 2003 was US$ 2,571 (June 30, 2002 – US$ 3,998).

The amounts due to and from related parties as of June 30, 2003 and December 31, 2002 are as follows:

	June 30, 2003				December 31, 2002

	Current liabilities		Long-term liabilities		Current assets		Current liabilities		Long-term liabilities

Distel Holding S.A.	US$	-	US$	786	US$	-	US$	-	US$	566
RBS Administração e Cobrança Ltda.		-		388		-		-		315
Net Brasil S.A		54,424		-		-		49,927		-
Globosat Comunicações Ltda.		2,997		3,165		-		2,223		-
TV Globo Ltda.		360		875		-		-		-
Canal Brazil S.A.		157		380			-		-
Other		444		-		14		-		-

	US$	58,382	US$	5,594	US$	14	US$	52,150	US$	881

The amounts due to Net Brasil S.A., Globosat Comunicações Ltda., TV Globo Ltda. and Canal Brazil S.A. are classified as “Accounts payable to programmers”.

8. Debt

The debt consisted of:

	June 30, 2003	December 31, 2002

U.S.dollar denominated debt:
(i) Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
(ii) Net Sul Floating Rate Notes	72,300	72,300
(iii) Trade Financing Loans	17,910	20,612
(iv) Working Capital Loans	19,732	17,030
(v) Facilities from International Finance Corporation IFC	11,681	11,681

	219,315	219,315

Brazilian R$ denominated debt:
(vi) Non-Convertible debentures	67,946	55,229
(iv) Working Capital Loans	37,305	30,056
(vii) Convertible Debentures with interest due annually at an annual interest rate of 12% over the indexation at the IGPM domestic index	14,841	11,444
Other	8,649	7,704

	128,741	104,433

Short-term debt	US$ 348,056	US$ 323,748

The various annual base rates used to determine the interest rate of the Company’s debt at June 30, 2003 and December 31, 2002, follows:

	June 30, 2003	December 31, 2002

LIBOR	1.19%	1.44%
TJLP	12%	10%
CDI	25.68%	24.83%
IGPM	28.23%	25.30%

(i) Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “Notes”) due June 18, 2004 with interest on the Notes is payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Anápolis, Net Rio S.A., Net Brasília S.A. and Net Recife S.A and others subsidiaries acquired after its issue. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

According to the terms of the Senior Notes payments in respect of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, then the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. The Company recorded an accrual for these potential withholding tax expenses in the amount of US$ 17,196 in connection with the notes maturity acceleration.

At June 30, 2003, the Company is in compliance with the net debt over operating cash flow financial covenant, which as defined in the agreement should not exceed 6.0 ratio for that period.

(ii) Net Sul Floating Rate Notes

On October 28, 1997 Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the “Series A Notes”), the US$ 11,000 Series B Floating Rate Notes due 2005 (the “Series B Notes”) and the US$ 21,000 Series C Floating Rate Notes due 2005 (the “Series C Notes”), together the “Floating Rate Notes”. Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each of the year as from January 31, 1998. Floating Notes Series A bear interest of LIBOR plus 3.625% and Series B and C, LIBOR plus 3.00%. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary guarantors.

Due to acquisition of Net Sul Comunicações Ltda., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$ 32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

On August 30, 2002, deadline for the exercise of the US$ 32 million Notes, holders of Notes in the amount of US$ 7.7 million, representing 24% of the total notified the Company of their option. On October 30, 2002, the wholly owned subsidiary Jonquil Ventures Limited acquired the Notes from these holders in the secondary market.

The “ Floating Rate Notes “ issuance agreement determines that the Company should maintain the interest coverage ratio, EBITDA (earnings before tax, interest, depreciation and amortization) over net interest expense, as defined in the agreement above 2.00 for the fiscal year 2003. On June 30, 2003, this ratio was 1.81, calculated according to the terms of the agreement and based on USGAAP.

(iii) Trade Financing Loans

Trade Financing loans are short-term loans with local banks, guaranteed by the Company or its wholly-owned subsidiary Multicanal Telecomunicações S.A. or a combination thereof. Average nominal interest rates were LIBOR plus 0.125% per annum at June 30, 2003 (7.90% at December 31, 2002). As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(iv) Working Capital Loans

The working capital loans obtained at local banks bear interest of CDI plus 3.10% per annum. These loans became overdue in December 2002 and include interest and other penalties accrued according to the agreements. As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(v) International Finance Corporation (IFC)

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR.

The Company did not fulfill the interest payment of US$ 398.5 due on April 15, 2003.

The Company is not in compliance with the financial covenants related to the IFC debt.

(vi) Non-Convertible Debentures due December 3, 2003

On February 07, 2001, the Company issued Real – denominated debentures in an aggregate principal amount of R$ 200,000 thousand (equivalent to US$ 98,039 on issuance date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on issuance date).

The Company is in compliance with the financial covenants related to the non-convertible debentures.

(vii) Convertible Debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on that date), convertible into preferred shares maturing in December 2006.

The Company is in compliance with the financial covenants related to the convertible debentures.

9. Stockholder’s equity

Capital stock can be increased up to the limit of R$5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At June 30, 2003, the Company’s local currency financial statements presented an accumulated deficit of US$ 15,692.

10. Commitments and contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

The reserves for contingent liabilities are summarized below:

	June 30, 2003	December 31, 2002
Tax related matters	US$ 134,584	US$ 99,525
Labor related claims	10,287	6,958
Civil related claims	7,885	5,665
Total	US$ 152,756	US$ 112,148

The Company reviewed and adjusted the reserves for contingencies previously established, as described in the audited consolidated financial statements as of December 31, 2002. As part of this review and in connection with new tax risks arising in 2003, a reserve of US$ 2,742 was established to cover potential losses associated with the PIS and COFINS taxation over exchange gains during the six-month period ended June 30, 2003.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages filled by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made with related is US$ 40,397 (December 31, 2002 -US$ 30,426), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

11. Guarantor subsidiaries - consolidating statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the US$97,692 12.625% Notes due 2004, which are senior unsecured obligations of Net Serviços de Comunicação S.A., ranking pari-passu in right of payment with all its existing and future senior unsecured indebtedness, and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A.’s consolidated subsidiaries, except for Net Anápolis, Net Rio, Net Brasília, Net Recife , Cabodinâmica TV Cabo São Paulo S.A. (Old Net São Paulo), Net Campinas, Net Indaiatuba, Net São Carlos, Net Franca, Jaguari Telecomunicações, Vicom Ltda. and Net Sul Comunicações Ltda .and its subsidiaries and the guarantee of the US$80,000 LIBOR plus 3.00% to 3.625% Floating Rate Notes equal to three-month LIBOR as quoted on display page 3750 of the Dow Jones Markets Service, plus the Applicable Margin due 2005, which are direct, unconditional, unsecured and uncoordinated obligations of Net Serviços de Comunicação S.A. and are jointly and severally guaranteed by Net Sul subsidiary Guarantors. The condensed consolidated balance sheet at June 30, 2003 and December 31, 2002 and the condensed consolidated statements of operations and cash flows for June 30, 2003 and June 30, 2002 are presented for (i) Net Serviços de Comunicação S.A., (ii) subsidiaries which are guarantors of the Multicanal Senior Guaranteed Notes (all wholly-owned), (iii) subsidiaries which are guarantors of the Floating Rate Notes (Net Sul), (iv) subsidiaries that are not guarantors and (v) elimination entries, for purpose of showing the impact of the non-guarantor subsidiaries in the consolidated financial statements. Investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations.

Net Serviços de Comunicação S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been considered as included in the column “Wholly-owned subsidiaries (combined)”.

Unaudited condensed consolidating balance sheets at June 30, 2003

	Net Serviços (parent company)		Wholly-owned subsidiaries (Combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations			Net Serviços (consolidated)
Balance Sheet
Current assets
Cash and cash equivalents	US$	19	US$	18,088	US$	95	US$	7,501	US$	11,000	US$	-	US$	36,703
Accounts receivable, net		-		25,244		1,194		1,353		14,005		-		41,796
Other current assets		2,432		3,026		965		1,191		5,123		-		12,737
	US$	2,451	US$	46,358	US$	2,254	US$	10,045	US$	30,128	US$	-	US$	91,236
Property and equipment, net		32,730		180,220		42,509		38,991		104,387		-		398,837
Investments and advances to investees		2,679		-		-		-		-		-		2,679
Investments and advances to consolidated subsidiaries		178,545		31,615		(45,217)		45,217		7	US$	(210,167)		-
Goodwill, net (consolidated subsidiaries)		252,210		17,758		-		-		-		-		269,968
Other assets		21,367		675		4,130		5,572		16,432		-		48,176
Total assets	US$	489,982	US$	276,626	US$	3,676	US$	99,825	US$	150,954	US$	(210,167)	US$	810,896
Current liabilities
Accounts payable to suppliers and programmers	US$	5,481	US$	43,406	US$	8,455	US$	7,328	US$	22,110	US$	-	US$	86,780
Short-term debt		238,992		24,898		71,716		5,083		7,367		-		348,056
Due to related companies		51,472		12,176		-		-		-		(63,648)
Current portion of long-term debt		-		-		-		-		-		-		-
Other current liabilities		75,973		34,092		10,690		2,737		20,962		-		144,454
	US$	371,918	US$	114,572	US$	90,861	US$	15,148	US$	50,439	US$	(63,648)	US$	579,290
Long-term liabilities
Long-term debt		-		-		-		-		-		-		-
Due to related companies		2,258		270,374		(54,959)		68,946		21,213		(305,574)		2,258
Deferred sign-on and hookup fee revenue		-		12,408		2,742		314		8,080		-		23,544
Other payables and accruals		68,880		48,133		9,179		9,310		23,376		-		158,878
	US$	443,056	US$	445,487	US$	47,823	US$	93,718	US$	103,108	US$	(369,222)	US$	763,970
Minority interestes in consolidated subsidiaries		-		-		146		-		-		(146)		-
Stockholders' equity (deficit)
Capital	US$	2,315,373	US$	514,691	US$	32,343	US$	204,932	US$	291,156	US$	(1,043,122)	US$	2,315,373
Accumulated deficit		(2,038,267)		(1,094,763)		(122,704)		(170,763)		(314,940)		1,703,170		(2,038,267)
Cumulative translation adjustments		(230,180)		411,211		46,068		(28,062)		71,630		(500,847)		(230,180)
	US$	46,926	US$	(168,861)	US$	(44,293)	US$	6,107	US$	47,846	US$	159,201	US$	46,926
	US$	489,982	US$	276,626	US$	3,676	US$	99,825	US$	150,954	US$	(210,167)	US$	810,896

Unaudited condensed consolidating statements of operations and cash flows for the six-month period ended June 30, 2003

	Net Serviços (parent company)		Wholly-owned subsidiaries (Combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations			Net Serviços (consolidated)
Statement of operations
Net revenue	US$	-	US$	82,789	US$	18,698	US$	16,151	US$	61,593	US$	3,502	US$	182,733
Direct operating expenses		-		(44,536)		(10,238)		(9,052)		(35,341)		(3,495)		(102,662)
Selling, general and administrative expenses		(9,163)		(10,723)		(3,150)		(3,468)		(8,557)		(6)		(35,067)
Depreciation and amortization		(5,017)		(9,299)		(3,650)		(3,816)		(8,404)		-		(30,186)
Cumulative effect of accounting change		-		-		-		-		-		-		-
Other, net		607		(700)		(1,134)		(738)		594		-		(1,371)
Exchange gains (losses), net		23,516		4,754		16,742		810		781		-		46,603
Financial expense		(41,188)		43,652		(2,638)		(735)		(2,760)		(47,316)		(50,985)
Financial income		1,115		(47,631)		88		284		1,097		47,316		2,269
Equity in results of consolidated subsidiaries		39,519		(10,518)		1,773		-		1,327		(32,101)		-
Investees		(1,111)		-		-		-		-		-		(1,111)
Other, net		90		(771)		160		41		(368)		-		(848)
Income tax		(6)		(93)		(691)		(239)		16		-		(1,013)
Minority interest in results of consolidated subsidiaries		-		-		-		-		(35)		35		-
Loss for the period	US$	8,362	US$	6,924	US$	15,960	US$	(762)	US$	9,943	US$	(32,066)	US$	8,362
Statement of Cash Flows
Net cash provided by operating activities	US$	(512,913)	US$	28,767	US$	43,072	US$	(48,212)	US$	158,051	US$	351,671	US$	20,436
Cash used in investing activities
Acquisition of property and equipment		(8,731)		19,030		(4,951)		(1,313)		(9,460)		-		(5,425)
Acquisition of investments and advances		432,721		228,801		-		-		(9,812)		(653,451)		(1,741)
Net cash acquired from acquisition Unicabo
Proceeds from sale of equipment		104		(16,617)		2,668		115		16,681		-		2,951
Net cash provided by financing activities
Change in overdraft facilities , net
. Short-term debt
.. Issuances		37		-		-		-		-		-		37
.. Repayments		(24)		-		-		(53)		(9)		-		(86)
. Long-term debt
.. Issuances
.. Repayments
. Related party loans
.. Issuances		29,685		344,340		39,504		61,927		47,228		(522,668		16
.. Repayments		(8,688)		(455,195)		(94,920)		(33,598)		(232,053)		824,448		(6)
. Capital contribution
. Spin off
Effect of exchange rate changes on cash and cash equivalents		67,568		(139,033)		14,596		24,730		36,905		-		4,766
Cash and cash equivalents - beginning of period		260		7,995		126		3,905		3,469		-		15,755
Cash and cash equivalents - end of period	US$	19	US$	18,088	US$	95	US$	7,501	US$	11,000	US$	-	US$	36,703

Condensed consolidating balance sheets at December 31, 2002

	Net Serviços (parent company)		Wholly-owned subsidiaries (Combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations			Net Serviços (consolidated)
Balance Sheet
Current assets
Cash and cash equivalents	US$	260	US$	7,995	US$	126	US$	3,905	US$	3,469	US$	-	US$	15,755
Accounts receivable, net		-		17,959		952		1,407		9,294		-		29,612
Other current assets		2,055		1,418		359		514		2,837		-		7,183
	US$	2,315	US$	27,372	US$	1,437	US$	5,826	US$	15,600	US$	-	US$	52,550
Property and equipment, net		29,606		158,187		35,967		35,861		90,293		-		349,914
Investments and advances to investees		857		-		-		-		-		2,837		857
Investments and advances to consolidated subsidiaries
Goodwill, net (consolidated subsidiaries)		205,006		16,680		-		-		-		-		221,686
Other assets		76,022		(50,838)		(7,858)		14,878		3,212		-		35,414
Total assets	US$	386,299	US$	481,132	US$	15,518	US$	70,593	US$	109,110	US$	(402,229)	US$	660,423
Current liabilities
Accounts payable to suppliers and programmers	US$	-	US$	26,255	US$	5,345	US$	5,086	US$	14,374	US$	-	US$	51,060
Short-term debt		216,521		23,630		72,136		4,523		6,938		-		323,748
Due to related companies		48,117		15,824		-		-		-		(63,941)		-
Current portion of long-term debt		-		-		-		-		-		-		-
Other current liabilities		41,056		37,949		7,523		3,420		17,735		-		107,683
	US$	305,694	US$	103,658	US$	85,004	US$	13,029	US$	39,047	US$	(63,941)	US$	482,491
Long-term liabilities
Long-term debt		-		-		-		-		-		-		-
Due to related companies		2,111		370,034		(22,723)		81,862		168,988		(598,161)		2,111
Deferred sign-on and hookup fee revenue		-		10,682		24		2,322		6,952		-		19,980
Other payables and accruals		42,244		45,529		8,325		4,241		19,252		-		119,591
	US$	350,049	US$	529,903	US$	70,630	US$	101,454	US$	234,239	US$	(662,102)	US$	624,173
Minority interestes in consolidated subsidiaries		-		-		119		-		-		(119)		-
Stockholders' equity (deficit)
Capital	US$	2,315,373	US$	338,935	US$	67,337	US$	117,150	US$	98,685	US$	(622,107)	US$	2,315,373
Accumulated deficit		(2,046,629)		(737,908)		(136,890)		(170,003)		(323,592)		1,368,393		(2,046,629)
Cumulative translation adjustments		(232,494)		350,202		14,322		21,992		99,778		(486,294)		(232,494)
	US$	36,250	US$	(48,771)	US$	(55,231)	US$	(30,861)	US$	(125,129)	US$	259,991	US$	36,250
	US$	386,299	US$	481,132	US$	15,518	US$	70,593	US$	109,110	US$	(402,229)	US$	660,423

Unaudited condensed consolidating statements of operations and cash flows for the six-month period ended June 30, 2002

	Net Serviços (parent company)		Wholly-owned subsidiaries (combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations		Net Serviços (consolidated)

Statement of operations Net revenue	US$	-	US$	107,638	US$	24,366	US$	21,003	US$	77,101	US$	1,712	US$	231,820
Direct operating expenses	-		(60,786)		(11,779)		(12,256)		(44,509)		(1,708)		(131,038)
Selling, general and administrative expenses	(12,951)		(10,634)		(4,420)		(3,283)		(8,303)		(4)		(39,595)
Depreciation and amortization	(4,195)		(15,992)		(4,966)		(6,948)		(15,869)		-		(47,970)
Other, net	(2,017)		(670)		88		(194)		129		14		(2,650)
Exchange gains (losses), net	(41,930)		(13,715)		(16,571)		(3,441)		(5,393)		-		(81,050)
Financial expense	(54,850)		58,397		(5,108)		(1,241)		(24,433)		(46,111)		(73,346)
Financial income	70,254		(110,283)		127		97		482		46,111		6,788
Equity in results of Consolidated subsidiaries	(93,895)		358,356		-		-		(269)		(264,192)		-
. Investees	381		-		-		-		-		-		381
Other, net	6		(13)		(19)		(49)		1,071		-		996
Income tax	-		75		(322)		(4)		(3,282)		-		(3,533)
Minority interest in results of consolidated subsidiaries	-		-		-		-		269		(269)		-
Cumulative effect of accounting change	(367,733)		-		-		-		-		-		(367,733)

Loss for the period	US$	(506,930)	US$	312,373	US$	(18,604)	US$	(6,316)	US$	(23,006)	US$	(264,447)	US$	(506,930)

Statement of Cash Flows Net cash provided by operating activities	US$	132,800	US$	(163,195)	US$	3,135	US$	28,212	US$	34,888	US$	-	US$	35,840
Cash used in investing activities
Acquisition of property and equipment	(4,501)		(7,204)		(534)		(4,805)		(6,124)		-		(23,168)
Acquisition of investments and advances	(23,892)		6,829		-		-		2		17,061		-
Proceeds from sale of equipment	91		(6,684)		262		2,361		7,790		-		3,820
Net cash provided by financing activities
Change in overdraft facilities, net
. Short-term debt
. Issuances	12,758		(1,519)		-		-		1		-		11,240
. Repayments	(14,197)		(31,463)		-		-		(8)		-		(45,668)
Long-term debt
. Issuances	-		-		-		-		-		-		-
. Repayments	(352)		(32,004)		(15)		(137)		(641)		-		(33,149)
. Related party loans
. Issuances	82,796		37,239		931		10,711		35,224		(107,874)		59,027
. Repayments	(6,755)		(30,531)		(1,697)		(15,277)		(36,682)		90,813		(129)
. Capital contribution
. Spin off
Effect of exchange rate changes on cash and cash equivalents	(179,703)		230,378		(2,302)		(20,718)		(31,359)		-		(3704)
Cash and cash equivalents - beginning of period	3,318		5,034		230		2,074		1,818		-		12,474

Cash and cash equivalents - end of period	US$	2,363	US$	6,880	US$	10	US$	2,421	US$	4,909	US$	-	US$	16,583

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.